UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Osprey Bitcoin Trust

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Units of Fractional Undivided Beneficial Interest

(Title of Class of Securities)

68839C206

(CUSIP Number of Class of Securities)

Gregory D. King

Osprey Funds, LLC, as Sponsor of Osprey Bitcoin Trust

1241 Post Road, 2nd Floor

Fairfield, CT 06824

(914) 214-4697

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement (the “Tender Offer Statement”) on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Osprey Bitcoin Trust, a Delaware Statutory Trust (the “Trust”), on January 11, 2024 (the “Original Schedule TO”), as amended and supplemented by the Amendment No. 1 to the Tender Offer Statement, filed with the SEC on January 16, 2024 (“Amendment No. 1”), the Amendment No. 2 to the Tender Offer Statement, filed with the SEC on January 23, 2024 (“Amendment No. 2”) and the Amendment No. 3 to the Tender Offer Statement, filed with the SEC on January 26, 2024 (“Amendment No. 3” and together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the “Schedule TO”) in connection with the offer to purchase up to 20% or 1,668,107 outstanding common units of fractional undivided beneficial interest in the Trust (the “Units”) (the “Tender Offer”).

The Trust’s tender offer (the “Offer”) was being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2024, and previously filed as Exhibit (a)(1)(i) to the Original Schedule TO (the “Original Offer to Purchase”), as amended on January 26, 2024 and as previously filed as Exhibit (a)(1)(vii) to Amendment No. 3 (as amended, the “Amended Offer to Purchase” and together with the Original Offer to Purchase, the “Offer to Purchase”), the related Letter of Transmittal, dated January 11, 2024, and previously filed as Exhibit (a)(1)(ii) to the Original Schedule TO, and other related materials as may be amended or supplemented from time to time. The Offer was scheduled to expire on February 9, 2024, at 12:00 midnight, New York City time, unless extended or terminated (such date and time, the “Expiration Date”). Capitalized terms used and not otherwise defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through Item 11

Items 1 through 11 of the Schedule TO, including to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of the Offer

On February 6, 2024, the Sponsor, on behalf of the Trust, announced that it had terminated the Offer. Termination occurred following discussions with the staff of the Securities and Exchange Commission (the “SEC”), in which the staff indicated that the pricing structure of the Offer did not comport with their administration of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, and would require the Trust to set the Valuation Date as of a date prior to the Expiration Date. The Sponsor has determined that such a change in the structure of the Offer would have had a material adverse effect on either the tendering unitholders, or the non-tendering unitholders, and would result in the Offer being either (i) dilutive to non-tendering unitholders or (ii) dilutive to tendering unitholders. Such results would have been inconsistent with the operation with the Trust, which depends on investors entering and departing the Trust at NAV, and would contravene the Trust’s investment objective, which is to reflect the performance of Bitcoin. The Trust is a passive investment vehicle and it does not engage in activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the market prices of Bitcoin.

Pursuant to the Offer to Purchase, the Trust may terminate the Offer, if in the Sponsor’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any deliberate action or inaction by the Sponsor or the Trust), an event or condition that would have a material adverse effect on the Trust or its investors if Units tendered pursuant to the Offer were purchased has occurred.

As a result of this termination, no Units will be purchased in the Offer and any Units previously tendered that are not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on February 6, 2024 announcing the termination of the Offer is attached hereto as Exhibit (a)(1)(ix) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No	Description
(a)(1)(ix)	Press Release dated February 6, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osprey Funds, LLC as Sponsor of Osprey Bitcoin Trust

		By:	/s/ Gregory D. King
Gregory D. King
Chief Executive Officer

Date:	February 6, 2024

Exhibit Index

Exhibit No	Description
(a)(1)(i)*	Offer to Purchase, dated January 11, 2024.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(vi)*	Summary Advertisement, dated January 11, 2024.
(a)(1)(vii)*	Tweet from Gregory D. King, January 12, 2024.
(a)(1)(viii)*	Amended Offer to Purchase, dated January 26, 2024.
(a)(1)(ix)	Press Release dated February 6, 2024.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(d)(1)	Second Amended and Restated Declaration of Trust and Trust Agreement (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10 filed by the Registrant on September 21, 2022).
(d)(2)	Amendment to Trust Agreement, dated as of April 15, 2022, between Osprey Funds, LLC and Delaware Trust Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on April 20, 2022).
(d)(3)	Amendment to the Trust Agreement, dated as of January 18, 2024, by and among Osprey Funds, LLC and Delaware Trust Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on January 23, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

* Previously filed.